

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 28, 2006

By U.S. Mail and Facsimile

Mr. Neal E. Murphy
Vice President and Chief Financial Officer
Quaker Chemical Corporation
One Quaker Park
901 Hector Street
Conshohocken, PA 19428

> **Re: Quaker Chemical Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **File No. 001-12019**

Dear Mr. Murphy:

   We have reviewed your filing and have the following comments. We have limited our review to your disclosures related to current liabilities and commitments and contingencies and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

General

1. The amount that you classify as other current liabilities represents over 21% of your current liabilities at December 31, 2005. Tell us what consideration you have given to the requirement to state separately any liabilities that exceed 5% of current liabilities. Please refer to Article 5-02 of Regulation S-X for more guidance on this issue.

Note 18 – Commitments and Contingencies, page 58

2. With regard to the environmental matter involving AC Products, Inc. and the Orange County Water District, please tell us whether you believe that it is remote, reasonably possible, or probable that you will incur material losses in excess of amounts accrued. Describe your belief, notwithstanding your views concerning the merit of the issue.

3. Your disclosure indicates that "the Company believes it is not probable that the Company will incur any material losses" related to your asbestos litigation. However, your statement doesn't disclose the area of likelihood within the range as defined in paragraph 3 of SFAS 5, Accounting for Contingencies. In this regard, please tell us whether you believe that it is remote, reasonably possible, or probable that you will incur material losses related to this matter.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief